CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of

Oppenheimer Integrity Funds:

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information of Oppenheimer Preferred Securities and Income Fund, a series of Oppenheimer Integrity Funds.

KPMG LLP

Denver, Colorado

February 2, 2018